CORRESP.

MALVERN BANCORP, INC.
42 East Lancaster Avenue
P.O. Box 485
Paoli, Pennsylvania 19301

March 8, 2013

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Att:  John P. Nolan, Senior Assistant Chief Accountant

Re:       Malvern Bancorp, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended September 30, 2012
Form 10-Q/A for the Period Ended December 31, 2012
File No. 000-54835

Dear Mr. Nolan,

This letter is in response to your comment letter dated, February 25, 2013 (“Comment Letter”), regarding the Form 10-K, for the fiscal year ended September 30, 2012, of Malvern Bancorp, Inc. (the “Company”) and the Company’s Form 10-Q/A for the period ended December 31, 2012.  For ease of reference, the sole comment from the Comment Letter is reproduced below in bold-face type and our response thereto follows.

Form 10-K filed for the Period Ended September 30, 2012

Notes to Consolidated Financial Statements

Note 11 – Income taxes, page 114

1.
We note you have recorded a partial allowance for your deferred tax asset relating to the state net operating loss. We also note that you have recognized significant cumulative losses during the fiscal 2010 and 2011 fiscal periods. Your disclosures and management’s assertion of realizability of the net deferred tax asset is based on the estimate of taxable income in future years and tax planning strategies. In determining the need for a valuation allowance, forming a conclusion that a valuation allowance is not needed is difficult when there is negative evidence such as cumulative losses, which is considered a significant piece of negative evidence that is difficult to overcome (refer to paragraphs 21 – 23 of ASC 740-10-30). Furthermore the weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. Please provide us with specific detailed information to support the realizability of the net deferred tax asset, and your accounting, at September 30, 2012 and as of the December 31, 2012 interim reporting period.

Response

The Company evaluates the carrying amount of its deferred tax assets (“DTAs”) on a quarterly basis in accordance with the guidance provided in Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 740. As part of its evaluation of its DTAs, the Company applies the guidance set forth in ASC 740 to determine whether it is more likely than not (i.e., a likelihood of more than 50%) that some portion, or all, of the DTAs will not be realized within its life cycle, based on the weight of available evidence.  If the Company makes a determination based on the available evidence that it is more likely than not that some portion or all of the DTAs will not be realized in the future periods, a valuation allowance is calculated and recorded.

John P. Nolan
March 8, 2013

Below is the deferred tax asset analysis performed by the Company for its Form 10-K for the fiscal year ended September 30, 2012 and its Form 10-Q/A for the period ended December 31, 2012.

Deferred Tax Asset Analysis for Form 10-K for the Fiscal Year Ended September 30, 2012

In accordance with ASC Topic 740, the Company evaluates all evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance for DTAs is needed. In conducting this evaluation, management explores all possible sources of taxable income available under existing tax laws to realize the net deferred tax asset beginning with the most objectively verifiable evidence first, including available carry back claims and available viable tax planning strategies. If needed, management will look to future taxable income as a potential source. Management reviews the Company’s current financial position and its results of operations for the current and preceding years. That historical information is supplemented by all currently available information about future years. The Company understands that projections about future performance are subjective. However, the Company believes the reliance on future projections will be enhanced, as is the case with the Company, when the Company meets, or exceeds, prior projected results.

The following table (Table 1) lists the pre-tax book income (loss), as well as the reportable federal taxable income (loss) for the fiscal years ended September 30, 2007 through September 30, 2012.

	Year Ended September 30,
	2012(1)	2011	2010	2009	2008	2007
	(In thousands)
Pre-Tax Book Income (Loss)	$2,587	$(9,691)	$(5,024)	$1,252	$2,082	$3,535
Federal Taxable Income (Loss)	$-	$(9,188)	$20	$1,234	$4,218	$4,724
________________
(1) Taxable income was zero for fiscal 2012 after utilization of a net operating loss carryforward in the amount of $1,563,590 from the fiscal year ended September 30, 2011.

The following outlines all evidence, both positive and negative, as well as the tax planning strategies considered by the Company in its deferred tax asset analysis for the fiscal year ended September 30, 2012.

Negative Evidence:

The Company considered the following negative evidence as a part of its deferred tax asset analysis:

•
The Company reported cumulative pre-tax book losses in the amount of $12.1 million for the fiscal years ended September 30, 2010 through 2012 due primarily to pre-tax book losses in the amount of $9.7 million and $5.0 million for fiscal 2011 and 2010, respectively.

•
State net operating losses (“NOL”) carryforwards are limited to 3-years from the date the net operating losses were incurred. As of September 30, 2012 the Company has $10.5 million in state NOL carryforwards which expire as follows:

▪	$3,504,076 will expire in the fiscal year ending September 30, 2013; and
▪	$7,041,651 will expire in the fiscal year ending September 30, 2014.

•	As of September 30, 2012, the Company’s gross charitable contributions carryforwards will expire as follows:

▪	$553,000 will expire in the fiscal year ending September 30, 2013;

John P. Nolan
March 8, 2013

▪	$ 10,000 will expire in the fiscal year ending September 30, 2015; and
▪	$ 19,000 will expire in the fiscal year ending September 30, 2016.

Positive Evidence:

The Company considered the following positive evidence as a part of its deferred tax asset analysis for the fiscal year ended September 30, 2012:

•
Fiscal 2011 was the first year the Company had a taxable loss, as indicated in Table 1 above. The Company was able to carry back $1.3 million of its fiscal 2011 taxable loss to fiscal years 2009 and 2010 in order to recover an aggregate of $387,165 in taxes previously paid.

•	For the fiscal year ended September 30, 2012, the Company reported book net income of $2.0 million and taxable income of $1.6 million, prior to the utilization of the NOL carryforward.

•
The Company was able to reduce its net deferred tax asset by $690,000 to $6.8 million at September 30, 2012 from $7.5 million at September 30, 2011 due primarily to utilization of $1.6 million of NOL carryforwards.

•
The Company has a number of assets with an excess of appreciated asset value over their tax basis which could be liquidated in viable tax planning strategies to help realize the deferred tax asset.  See below for discussion on tax planning strategies.

•
The Company has no history of operating losses or tax credit carryforwards expiring unused.  All federal NOLs recognized on the Company’s corporate tax return up to and including the fiscal year ended September 30, 2010 have been carried back to reduce taxable income amounts from prior years.

•
The Company has a substantial period of time to realize the bulk of its DTAs. In particular, its gross federal operating loss carryforwards in the amount of $6.4 million (which account for $2.2 million of the net DTA at September 30, 2012), will not expire until September 30, 2031, leaving over 19 years for recognition.

•
All of the remaining DTA items at September 30, 2012 related to other temporary timing differences, and the period of recovery for each such respective item has not yet begun, has no expiration date, and would have to be triggered by a future event thereby prolonging the time period for future recovery.

•
The Company has a strong earnings history of taxable income, excluding the taxable loss incurred in fiscal year 2011. This positive earnings history, combined with a return to profitability in fiscal year 2012, is evidence that management has identified the issues related to the Company’s taxable loss position in fiscal 2011 and has taken the appropriate corrective actions and that the losses are not a continuing condition.  See below for discussion on credit quality and future taxable income expectations.

•	The Company projects future taxable income over approximately the next three to five fiscal years sufficient to realize substantially all the Company’s NOL DTA at September 30, 2012.

•
Actual book net income in the amount of $2.0 million for fiscal year 2012 slightly exceeded the amount that the Company had projected for the period. The Company reported pre-tax and after tax income in each of the four quarters of the fiscal year ended September 30, 2012.

•
Subsequent to September 30, 2012, the Company completed the “second-step” conversion of the Bank from the mutual holding company structure to the stock holding company structure and raised over $36.4 million in an over-subscribed stock offering.

John P. Nolan
March 8, 2013

Tax-planning strategies that could, if necessary be implemented:

In accordance with ASC 740, the Company considered certain prudent and feasible tax-planning strategies available at September 30, 2012 that, if implemented, could prevent an operating loss or tax credit carryforward from expiring unused and could result in realization of the existing DTAs. These strategies included increasing assets and redeployment of existing assets, as described below. The Company has no present intention to implement such strategies; however, in the event that the Company determined future earnings would not be sufficient to fully realize its DTAs, the Company has the ability to realize the DTAs through proven tax strategies such as gains on sales of securities in the investment portfolio, gains on the early surrender of bank owned life insurance (“BOLI”), and gain on sale of loans in the loan portfolio, as well as sales or sale/leaseback of branch offices/office buildings. Management has considered future market growth, forecasted earnings, future taxable income and the mix of earnings in the market area which the Company operates and prudent, feasible and permissible tax planning strategies in determining the realization of deferred tax assets.  Some of these tax strategies are as follows:

•
Sale of investment securities which had a gross unrealized gain of $1.2 million as of September 30, 2012. Such a sale of securities would have reduced the NOL by $1.2 million and NOL DTA by $408,000 at September 30, 2012.

•	Early surrender of BOLI, which would have resulted in $2.9 million gain as of September 30, 2012, and would have reduced the NOL by $2.9 million and the NOL DTA by $980,000 at such date.

•
Sell a portion of the residential loan portfolio in the amount of approximately $35.0 million which would result in a gain of approximately $1.1 million based on market prices as of September 30, 2012, reducing the NOL by $1.1 million and NOL DTA by $357,000.

•
The Company owns five properties which are used as banking offices and which had an aggregate net book value of $2.1 million as of September 30, 2012.  As a tax planning strategy, the Company could enter into a sale/leaseback of these offices wherein the properties would be sold at a taxable gain, however, the Company has not quantified the potential amounts of taxable gains related to such a transaction at this time.

Credit Quality and Projected Future Taxable Income

In addition to having four consecutive quarters of profitability in the fiscal year ended September 30, 2012, the Company’s management viewed its ability to forecast future income accurately as a key factor, as future taxable income is one of the variables considered in evaluating the realizability of the DTAs and the need to establish a valuation allowance.

The Company’s pre-tax book losses in prior fiscal years were driven by credit related losses and asset quality issues related to its real estate loans.  Like many financial institutions, the downturn in the economy resulted in increased levels of non-performing assets in the Company’s portfolio, particularly non-performing construction and development loans, commercial real estate loans and second-lien residential mortgage loans.  In response, the Company has been focused on reducing the levels of its non-performing assets in recent periods. The Company strengthened its loan underwriting policies and procedures and also has enhanced its loan administration and oversight policies and procedures.  The Company revised its commercial loan policy and its consumer loan policy to strengthen certain of its minimum loan-to-value ratios, maximum gross debt ratio and minimum debt coverage ratio requirements.  The Company also upgraded its internal processes regarding loan review and loan performance and established a Credit Review Department, which department’s primary focus to date has been the resolution of the Company’s non-performing and problem assets.

John P. Nolan
March 8, 2013

While the Company is continuing its efforts to reduce the level of its non-performing assets, it has made substantial progress. The Company’s total non-performing assets amounted to 2.01% of its total assets at September 30, 2012 compared to 3.19% and 3.49%, respectively, at September 30, 2011 and 2010.  Correspondingly, the Company’s provision for loan losses was $810,000 for the fiscal year ended September 30, 2012 compared to $12.4 million and $9.4 million, respectively, for fiscal 2011 and 2010.  The high levels of non-performing assets in fiscal 2011 and 2010 had a direct and significant impact on the Company’s adverse results of operations in those prior fiscal years. The actions that the Company’s management took to address its non-performing assets were a primary factor in the Company’s return to profitability in the fiscal year ended September 30, 2012.  The Company believes that the improvement in the levels of its non-performing assets will facilitate its ability to report continued profitable results in future periods.

The table (Table 2) below highlights the Company’s non-performing assets, net charge-offs and provisions for loan losses at or for the fiscal years indicated.

	At or For the Year Ended September 30,
	2012	2011	2010	2009	2008
	(In thousands)

Non-performing assets	$14,343	$21,236	$25,176	$20,070	$8,815
Net charge-offs	3,330	10,448	6,928	2,067	645
Provision for loan losses	810	12,392	9,367	2,280	1,609

Another factor in the improved level of the Company’s non-performing loans has been its efforts to reduce the level of its loans which, while performing in accordance with their terms, generally are deemed to involve more credit risk, particularly construction and development loans and commercial real estate loans as well as certain second-lien residential mortgage loans. In this respect, the Company generally ceased originating new construction and development loans and commercial real estate loans in October 2009 and August 2010, respectively.  In addition, the Company has strengthened its policies and procedures related to the origination of new second-lien residential mortgage loans.

The table below (Table 3), reflects the changing nature of our loan portfolio over the last five completed fiscal years. Table 3 shows how the amounts outstanding on our construction and development loans, commercial loans and second-lien mortgages, all of which are generally deemed to be more risky than first lien residential mortgage loans, were lower at September 30, 2012 than at prior year-ends.

	At September 30,
	2012	2011	2010	2009	2008
	(In thousands)

Residential mortgage	$231,803	$229,330	$230,966	$252,308	$248,118
Construction and Development	$21,132	$28,727	$33,418	$40,745	$49,981
Commercial loans	$121,803	$147,724	$160,986	$168,123	$157,688
Second lien mortgages	$65,703	$85,881	$105,825	$113,943	$103,741
Total Loans	$462,162	$513,185	$552,208	$595,411	$573,225

Projected financial statements are prepared on at least an annual basis and reviewed quarterly by the Asset Liability Committee and the Board of Directors. Management also prepares monthly financial summary reports comparing estimated projections to actual performance, as well as a comparison to prior year results. A sample of factors considered at those meetings includes but are not limited to: economic conditions, interest rate environment, operating results, market penetration and demographic factors. The Company’s actual results slightly exceeded its projections for each quarter during fiscal 2012. The Company will provide the staff with its confidential projections for future periods supplementally upon the staff’s request.

John P. Nolan
March 8, 2013

Conclusion:

The Company DTAs are either unrealized future deductible differences (primarily the allowance for loan losses) or carryforwards with a substantial period remaining until expiration primarily the federal operating losses, state operating losses and charitable contributions.  ASC 740-10-30-23 provides that, “An entity shall use judgment in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence shall be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists, the more positive evidence is necessary and the more difficult it is to support a conclusion that a valuation allowance is not needed for some portion or all of the deferred tax asset. A cumulative loss in recent years is a significant piece of negative evidence that is difficult to overcome.”  While the Company reported pre-tax book losses in fiscal years 2011 and 2010, fiscal year 2011 was the only year in which the Company recorded a taxable loss. The fact that the Company had net taxable income in fiscal year 2012 in the amount of $1.6 million, which permitted it to utilize a portion of the net operating loss carryforward from fiscal year 2011, is verifiable positive evidence that the Company has the ability to use its DTA related to federal NOLs.  The Company has also quantified viable tax planning strategies that would, if necessary, be implemented in order for the deferred tax asset to be realized. This would result in a reduction of approximately 80% of its DTA related to federal NOLs as of September 30, 2012, if implemented.  In addition, other positive evidence of sustained profitability during each of the four quarters of fiscal year 2012 is the Company’s expectation that its fiscal 2012 results will continue in fiscal 2013 and beyond as a result of reduced credit risk in the loan portfolio and improved asset quality performance. Subsequent to September 30, 2012, the Company completed the “second-step” conversion of the Bank from the mutual holding company structure to the stock holding company structure and raised over $36.4 million in an over-subscribed stock offering. The net proceeds from such stock offering, which was completed in October 2012, further enhanced the capital position of the Company and the Bank, which has capital well in excess of all regulatory required amounts, and will facilitate the Company’s ability to generate taxable income in future periods. This is further positive evidence indicating that the Company will continue as a going concern and has many opportunities through various means to generate taxable income. As for the remaining items related to the other temporary timing differences, the period of recovery for each respective item has not yet begun, has no expiration date, and would have to be triggered by a future event thereby prolonging the time period for future recovery.

All of the above are  positive evidence that outweighs the negative evidence to demonstrate that the Company will be able to generate taxable income at a sufficient enough level to fully absorb the deferred tax asset associated with the NOL prior to its expiration in fiscal year 2031. However, the Company also determined that a portion of the state net operating losses were not going to be realized and recorded a full valuation allowance related to state NOLs in the amount of $800,000 as of September 30, 2012. A contributing factor in this decision was the inability to recognize state taxable income on investment income generated by one of the Company’s subsidiaries as investment income from this subsidiary is not subject to state income taxes. Additionally, a valuation allowance in the amount of $74,000 was recorded as of September 30, 2012 for a portion of charitable contribution carryforwards that the Company does not believe it will be able to utilize prior to expiration, which is primarily in 2013 for this DTA.

Overall, the Company concluded that the strong positive evidence outweighs the negative evidence and there was a “more-likely-than-not” probability that its DTA will be realized through the generation of future taxable income and that the deferred tax asset is carried at its net realizable amount as required as of September 30, 2012.

John P. Nolan
March 8, 2013

Deferred Tax Asset Analysis for Form 10-Q/A for the Period Ended December 31, 2012

The Company’s analysis of its deferred tax assets at December 31, 2012 and the amount of the related valuation allowance at such date was substantially similar to its analysis at September 30, 2012.  In particular, the continued realization of net profitability, consistent with the Company’s expectations, was an objective factor which was given significant weight in the Company’s analysis.

The following table (Table 4) lists the pre-tax book income (loss), as well as the reportable federal taxable income (loss) for the fiscal years ended September 2008 through September 30, 2012, as well as the three months ended December 31, 2012.

	Three Months Ended December 31,	Year Ended September 30,
	2012(1)	2012(2)	2011	2010	2009	2008
			(In thousands)
Pre-Tax Book Income (Loss)	$617	$2,587	$(9,691)	$(5,024)	$1,252	$2,082
Federal Taxable Income (Loss)	$-	$-	$(9,188)	$20	$1,234	$4,218

(1) Taxable income was zero for the first quarter of fiscal 2013 after utilization of a NOL carryforward in the amount of $779,713 from the fiscal year ended September 30, 2011.
(2) Taxable income was zero for fiscal 2012 after utilization of a NOL carryforward in the amount of $1,563,590 from the fiscal year ended September 30, 2011.
The following outlines all evidence, both positive and negative, as well as the tax planning strategies considered by the Company in its deferred tax asset analysis for the period ended December 31, 2012.

Negative Evidence:

The Company considered the following negative evidence as a part of its deferred tax asset analysis at December 31, 2012:

•	The Company’s cumulative pre-tax book losses from the fiscal year ended September 30, 2010 through December 31, 2012 amounted to $11.5 million (compared to $12.1 million at September 30, 2012).

•	The amounts of state NOLs expiring in fiscal 2013 and fiscal 2014.

•	The schedule for expiration of gross charitable contributions carryforwards in fiscal 2013, 2015 and 2016.

Positive Evidence:

The Company considered the following positive evidence as a part of its deferred tax asset analysis at December 31, 2012:

•	Actual book net income for the quarter-ended December 31, 2012 was $671,000 with $780,000 in taxable income.

•	The Company has sustained profitability for five consecutive quarters and is expected to continue to be profitable for the remainder of fiscal 2013 and beyond.

John P. Nolan
March 8, 2013

•	The Company was able to reduce its gross operating loss carryforward by $780,000 at December 31, 2012 with the net operating loss DTA decreasing by $265,000 for the same three month period.

•
As previously indicated with respect to fiscal 2012, the Company has a number of assets with an excess of appreciated asset value over their tax basis which could be liquidated in viable tax planning strategies.

•	As previously indicated with respect to fiscal 2012, the Company has no history of operating losses or tax credit carryforwards expiring unused.

•
Gross federal operating loss carryforwards in the amount of $5.6 million (which account for a net deferred tax asset of $1.9 million at December 31, 2012), will not expire until fiscal year-end September 30, 2031.

•
All of the remaining DTA items at December 31, 2012 related to other temporary timing differences, and the period of recovery for each such respective item has not yet begun, has no expiration date, and would have to be triggered by a future event thereby prolonging the time period for future recovery.

•
The Company has a strong earnings history of taxable income, excluding the taxable loss incurred in fiscal year 2011. The Company’s return to profitability in fiscal year 2012 continued during the three months ended December 31, 2012.

•	The Company projects future taxable income over approximately the next three to five fiscal years sufficient to realize substantially all the Company’s NOL DTA at December 31, 2012.

•
Actual book net income in the amount of $671,000 for the first quarter of fiscal year 2013 slightly exceeded the amount that the Company had projected for the period. The Company reported pre-tax and after tax income in the first quarter ended December 31, 2012.

•	As previously indicated, the Company completed the “second-step” conversion and stock offering during the quarter ended December 31, 2012, which resulted in $36.4 million in net proceeds.

Tax-planning strategies that could, if necessary be implemented:

In accordance with ASC 740, the Company considered certain prudent and feasible tax-planning strategies available at December 31, 2012 that, if implemented, could prevent an operating loss or tax credit carryforward from expiring unused and could result in realization of the existing deferred tax asset. These strategies included increasing assets and redeployment of existing assets, as described below. The Company has no present intention to implement such strategies; however, in the event that the Company determined future earnings would not be sufficient to realize the deferred tax asset, the Company has the ability to realize the DTA through proven tax strategies such as gains on sales of securities in the investment portfolio, gains on the early surrender of BOLI, and gains on sale of loans in the loan portfolio, as well as sales or sale/leaseback of branch offices/office buildings. Management has considered future market growth, forecasted earnings, future taxable income and the mix of earnings in the market area which the Company operates and prudent, feasible and permissible tax planning strategies in determining the realization of deferred tax assets.  Some of these tax strategies are as follows:

•	Sell investment securities which had a gross unrealized gain of $1.0 million as of December 31, 2012. This would have reduced the NOL by $1.0 million and NOL DTA by $340,000 at such date.

•	Early surrender of BOLI, a gain of approximately $3.0 million as of December 31, 2012, which would have reduced the NOL by $3.0 million and the NOL DTA by $1.0 million.

John P. Nolan
March 8, 2013

•
Sell a portion of the residential loan portfolio of approximately $35.0 million which would resulted in a gain of approximately $1.2 million based on market prices as of December 31, 2012, reducing the NOL by $1.2 million and NOL DTA by 402,000.

•
Enter into a sale/leaseback of five banking offices with an aggregate net book value of approximately $2.1 million as of December 31, 2012.  As a tax planning strategy, these properties could be sold at a taxable gain, however, the Company has not quantified the potential amounts of taxable gains related to such a transaction at this time.

Credit Quality and Projected Future Taxable Income

As previously discussed, the Company’s pre-tax book losses were driven primarily by credit related losses and asset quality weaknesses between 2010 and 2011. During fiscal year 2011, the Company established a number of processes and procedures designed to improve overall asset quality and the ability of management to more accurately estimate the impact of problem assets on earnings.

The table (Table 5) below highlights that the credit related issues that were the primary drivers of the pre-tax book losses incurred in fiscal years 2010 and 2011. While total non-performing assets were up slightly at December 31, 2012 from the prior fiscal year end, the table shows continuing improvements in the Company’s asset quality compared to fiscal 2011 and 2010.

	Three Months Ended December 31,	Year Ended September 30,
	2012	2012	2011
	(In thousands)
Non-performing assets	$14,975	$14,343	$21,236
Net charge-offs	410	3,330	10,448
Provision for loan losses	400	810	12,392

The table (Table 6) below reflects the changes in the composition of the Company’s loan portfolio.  While the outstanding balance of construction and development loans was up slightly (due to pre-existing commitments), commercial loans and second-lien mortgages continued to reflect reductions at December 31, 2012.

	Three Months Ended December 31,	Year Ended September 30,
	2012	2012	2011	2010	2009	2008
	(In thousands)

Residential mortgage	$231,463	$231,803	$229,330	$230,966	$252,308	$248,118
Construction and Development	$21,865	$21,132	$28,727	$33,418	$40,745	$49,981
Commercial loans	$112,705	$121,803	$147,724	$160,986	$168,123	$157,688
Second lien mortgages	$62,672	$65,703	$85,881	$105,825	$113,943	$103,741
Total Loans	$451,521	$462,162	$513,185	$552,208	$595,411	$573,225

As previously discussed, the Company prepares budget projections on at least an annual basis and reviews its actual results to budgeted amounts quarterly. Actual book net income in the amount of $671,000 for quarter ended December 31, 2012 exceeded the amount which the Company had projected for net income for the period. As previously indicated, the Company’s actual net income slightly exceeded its projected amounts in each of the four quarters in the fiscal year ended September 30, 2012.

John P. Nolan
March 8, 2013

Conclusion:

For the three months ended December 31, 2012, the Company continued its trend of profitable earnings, reporting book net income in the amount of $671,000 and taxable income, before the utilization of net operating losses, in the amount of $780,000. The Company has also quantified viable tax planning strategies that would, if necessary, be implemented in order for the deferred tax asset to be realized. This would result in a reduction of approximately 93% of its DTA related to federal NOLs as of December 31, 2012, if implemented. As previously indicated, this positive evidence of sustained profitability during the most recent five quarters is expected to continue through fiscal 2013 and beyond as a result of reduced credit risk in the loan portfolio and improved asset quality performance. The “second-step” conversion and stock offering, which was completed in the quarter ended December 31, 2012, further strengthened the capital position of the Company and the Bank and is expected to enhance their ability to generate profits in the future.

All of the above are  positive evidence that outweighs the negative evidence to demonstrate that the Company will be able to generate taxable income at a sufficient enough level to fully absorb the deferred tax asset associated with the NOL prior to its expiration in fiscal year 2031. However, the Company also determined that a portion of the state net operating losses were not going to be realized and recorded a full valuation allowance related to state NOLs in the amount of $771,000 as of December 31, 2012. A contributing factor in this decision was the inability to recognize state taxable income on investment income generated one of the Company’s subsidiaries as investment income from this subsidiary is not subject to state income taxes. Additionally, a valuation allowance in the amount of $48,000 was recorded as of December 31, 2012 for a portion of charitable contribution carryforwards that the Company does not believe it will be able to utilize prior to expiration, which is primarily in 2013 for this DTA. As for the remaining items related to the other temporary timing differences, the period of recovery for each respective item has not yet begun, has no expiration date, and would have to be triggered by a future event thereby prolonging the time period for future recovery.

Overall, the Company concluded that the strong positive evidence outweighs the negative evidence and there was a “more-likely-than-not” probability that its DTA will be realized through the generation of future taxable income and that the deferred tax asset is carried at its net realizable amount as required as of December 31, 2012.

Closing Comments:

In providing this response, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

John P. Nolan
March 8, 2013

In the event you have any additional comments or questions on this matter, please do not hesitate to contact the undersigned at (610)-644-9400.

Very truly yours,

/s/Dennis Boyle

Dennis Boyle
Senior Vice President and Chief Financial Officer

/s/Ronald Anderson

Ronald Anderson
President and Chief Executive Officer

Cc:       Marc Thomas
Hugh T. Wilkinson, Esq.